1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2002

China Unicom Limited

(Translation of registrant’s name into English)

10-12/F Office Tower 1

Henderson Center

18 Jian Guo Men Nei Avenue

Beijing, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement in relation to the disclosure of the operational statistics of China Unicom Limited and its subsidiaries for the month of November 2002, dated December 20, 2002.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: December 23, 2002	By:	/s/ Tan Xinghui
Tan Xinghui
Executive Director and Vice President

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of November 2002.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (the “Group”) for the month of November 2002.

Operational Statistics for the month of November 2002 and the comparative figure for the previous month are as follows:

	November 2002	October 2002
GSM Services:
Aggregated Number of GSM Cellular Services Subscribers	37.850 million	37.092 million
— Post-Paid Subscribers	18.519 million	18.374 million
— Pre-Paid Subscribers	19.331 million	18.718 million
Aggregated Net Addition in 2002 of GSM Cellular Services Subscribers	10.816 million	10.059 million
— Post-Paid Subscribers	2.030 million	1.885 million
— Pre-Paid Subscribers	8.786 million	8.174 million
CDMA Services:
Aggregated Number of CDMA Cellular Services Subscribers	3.706 million	2.965 million
Aggregated Net Addition in 2002 of CDMA Cellular Services Subscribers	3.706 million	2.965 million
International & Domestic Long Distance Telephone Services:
Aggregated Usage Volume in 2002 of Outgoing Calls of Circuit Switched Long Distance Telephone (minutes)	5.8444 billion	5.3379 billion
— Domestic Long Distance	5.7168 billion	5.2225 billion
— International, Hong Kong, Macau & Taiwan Long Distance	0.1276 billion	0.1154 billion
Aggregated Usage Volume in 2002 of Outgoing Calls of IP Telephone (minutes)	6.0516 billion	5.3014 billion
— Domestic Long Distance	5.9380 billion	5.2008 billion
— International, Hong Kong, Macau & Taiwan Long Distance	0.1136 billion	0.1005 billion
Internet Services:
Aggregated Number of Internet Subscribers	7.004 million	6.456 million
Paging Services:
Aggregated Number of Paging Subscribers	18.548 million	19.462 million

Notes:

1.                                       All the Aggregated Numbers recorded for the months of October and November 2002 are aggregated data reported at 24:00 on 31 October 2002 and 30 November 2002 respectively.

2.                                       The accounting periods of all the Aggregated Net Additions and all the Aggregated Usage Volumes for the months of October and November 2002 are the period commencing from 0:00 on 1 January 2002 to 24:00 on 31 October 2002 and the period commencing from 0:00 on 1 January 2002 to 24:00 on 30 November 2002 respectively.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of October and November 2002 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board
CHINA UNICOM LIMITED
Ngai Wai Fung
Company Secretary

Hong Kong, 20 December 2002